

RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

SUPPL



SEC MAIL
RECEIVED
PROCESSING
JUN 07 2006
WASH. D.C.
213
SECTION

01.06.2006





06014209

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release: 'RBC announces successful placement of $100m debut issue of credit linked notes'.
2. Updated RBC's corporate presentation.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.

Internet: http://www.rbc.ru



RosBusinessConsulting

RBC announces successful placement of $100m debut issue of credit linked notes

Moscow, May 30, 2006. – On May 26, 2006, MDM Bank and Aton Capital Limited closed the order book for the debut issue of CLNs for RBC in the amount of $100m.

The notes have a maturity of 3 years with the fixed coupon rate of 9.5% p.a. The notes provide for the put option in 2 years at par and the call option at 103% of the par value from the issue date to December 31, 2006, 102.5% during the year 2007, 101.5 % from January 1, 2008 to June 7, 2008 and at par from June 7, 2008 onwards. Dresdner Bank AG will act as the issuer of the notes. The notes are issued on the back of a loan extended by Dresdner Bank AG to RBC Investments (Cyprus), the loan will be guaranteed by OJSC RBC Information Systems and CJSC RBC-TV. Proceeds from the loan will be used to finance RBC's development via acquisitions in the media industry and the implementation of the company's own projects.

The lead managers received purchase orders for the amount of $122.35m from 25 investors. 53.5% of the issue was distributed among foreign investors, and 46.5% was sold to domestic investors. Furthermore, orders from investment funds and asset managers comprised 36% of the issue and 64% were orders from banks.

Roadshow presentations were organized in London, Zurich, Hong Kong and Singapore from May 17 to May 23, 2006. Despite difficult financial market conditions, investors demonstrated a significant interest in the company's securities.

RBC Chairman and CEO German Kaplun highly appreciated the results of the transaction. "It's the first time we raise a considerable amount of funds on the debt capital market. We have extensive experience of interaction with equity investors, now we are pleased that debt investors showed a great interest to this transaction. It will allow us to achieve an optimal capital structure, which is essential to maintaining the high rate of the company's growth", he said.

According to Anton Kirukhin, the Director of debt capital markets division of MDM Bank, an unfavorable market situation has not prevented the lead managers from building a diversified order book. "The Russian media industry is new to the international debt capital market, but we feel a significant investors' interest to it. First of all it is explained by remarkable growth rates of the Russian advertising market, fuelled by general growth of the Russian economy and people's disposable incomes. At the same time, RBC is one of the fastest growing companies on this market, and its target audience is the most attractive for advertisers. Additionally, investors highly valued RBC as the leader of the industry in respect of information transparency and corporate governance", Kirukhin said.

RBC Information Systems (RTS, MICEX: RBCI) has been operating in the areas of mass media and information technologies (IT) since 1993. RBC's media division comprises a news agency, a business TV station, business and general online resources and the RBC business magazine. The company maintains a leading position on the Russian business information market, offering its audience the most comprehensive financial and economic data on Russia, the CIS and Western countries. RBC TV is the only Russian 24-hour business channel broadcasting in all major regions of the country and has the audience of more than 5 million viewers. RBC's flagship business portal, www.rbc.ru, attracts over 450,000 unique visitors a day, which is the largest business audience among the Russian mass media. The total daily audience of all RBC's online resources exceeds 1.35 million people. RBC also hosts annual business and marketing awards such as 'Company of the Year', 'Person of the Year', and 'THE Best Brand/EFFIE'. RBC's advertisers include over 2,300 Russian and foreign companies operating in various areas, ranging from insurances and finance to metallurgy and the oil and gas sector.

RBC also provides customized and universal IT solutions for various business areas, develops software for government agencies and offers offshore programming, system integration and IT consulting services. RBC was named among Russia's top ten software developers in 2005, according to the iOne:Information Technologies rating.

MDM Bank was founded in December 1993 and holds a General Banking License issued by the Central Bank of Russia (#2361 dated 13 February 2003). It is one of the most profitable private banks in Russia today and is one of a number of prominent banks in terms of capital and asset volume. Today, MDM Bank is a modern universal financial institution offering a full range of services to its clients. MDM has one of the highest credit ratings among privately-owned Russian banks: Standard & Poor's (B+, positive), Fitch Ratings (BB-) and Moody's (Ba2), and is the only Russian financial organization that has been given a public corporate governance rating by Standard & Poor's (6.0). The magazine Global Finance named MDM Bank "Best Domestic Bank" in 2005 and has also awarded it the "Editor's Special Award for Transparency." Global Finance named MDM Bank the Best Bank if Russia in Four Categories for 2006: Best Foreign Bank, Best Domestic Bank, Best Domestic M&A Arranger, and Best Bank in Corporate Governance.

RBC Investor Relations department:
Tel.: + 7 495 363-11-11, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

MDM-Bank Public Relations department:
Tel.: +7 495 363–27–41, Fax: +7 495 363–27–42, E-mail: pr@mdmbank.com


RBC
RBC Information Systems
RUSSIA'S LEADING MEDIA & IT GROUP



CONTENT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this presentation may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report at www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this presentation.

- Who we are?
- Business description
- Strategy
- Financial projections
- Transaction summary

WHO WE ARE?





HISTORIC MILESTONES

- Established in 1993 as a financial & business information agency
- www.rbc.ru becomes a major advertising platform on the Russian Internet in 1999
- RBC's IT branch develops into a fully-fledged IT business in 2000
- Launched business television station RBC TV in 2003
- Conducted Russia's first successful IPO in 2002
- RBC launched 1-level ADR program with The Bank of New York in 2005 (ticker symbol RINFY, traded OTC)
- In 2006 the market capitalization of the Company has reached $1bn






RBC TODAY

- Russia's major Media & IT group
- The largest business audience of all of business mass media in Russia. RBC's combined business audience (TV + Internet) is about 10 mln people a month
- Large and diverse client base - over 2 300 advertising clients and more than 300 IT clients
- Over 1500 employees
- Experienced management team with proven ability to grow sales and increase earnings
- The Company uses the best practices of corporate governance

CORPORATE RANKINGS

- Ranked among 100 largest East European companies by The Financial Times in terms of market cap
- Named the best Russian company in the media/IT sector in 2005 by Global Finance magazine
- Number 8 in the S&P Transparency and Disclosure Survey of 67 largest Russian companies with publicly traded securities
- Top grade (A-class) on the Corporate Governance Rating of the Expert rating agency in 2005
- Number 139 on the Deloitte rating of the 500 fastest growing hi-tech companies in EMEA








BUSINESS DESCRIPTION




PRINCIPAL LEGAL STRUCTURE
Foreign-based subsidiaries
Russian legal entities
RBC Information Systems (Europe) N.V. The Netherlands
100%
OJSC RBC Information Systems
100%
100%
RBC Investments (Cyprus) Ltd
CJSC RBC TV
Closed partnership RBC Reklama
CJSC RBC Soft
CJSC RosBusiness Consulting
Closed partnership RBC Publishing
Closed partnership RBC Tsentr
Other minor operating subsidiaries (total 28 as of Apr. 25, 2006)

OWNERSHIP STRUCTURE*

Three original founders of the Company retain the controlling stake in RBC, the rest being a free float



RBC management
51.78%
ADR
12.61%
Institutions
35.51%
Individuals
0.10%

* as of April 2006

MANAGEMENT TEAM / BOARD OF DIRECTORS

We have a strong and dynamic management team

- German Kaplun
  - Chairman of the Board
- Alexander Morgulchik
  - Vice-Chairman for Business Development
- Dmitry Belik
  - Chief Financial Officer
- Yury Rovensky
  - General Director
- Alexey Kuzovkin
  - IT Business Director
- Artyom Inutin
  - RBC TV & Media Business Director

1/3 of the Board is comprised of independent directors

- Hans-Joerg Rudloff
  - Chairman, Executive Committee, Barclays Capital
- Michael Hammond
  - Partner, City Capital Corporation
- Neil Osborn
  - Managing Director and Publisher, Euromoney



COMPANY'S OPERATIONS

Financial projections

	2005E	2006F
Revenue	$104.8m	$170-178m
EBITDA	$34.3m	$50-55m
Net profit	$22.5m	$35-40m

Revenue breakdown 2005E


RBC TV
23%
Online news & Subscription
4%
System Integration
8%
General Programming
17%
Offshore Programming
4%
Marketing Communications
14%
Internet Advertising
30%

Source: Company data

MEDIA MARKET – GROWTH DRIVERS

Spectacular growth rate:
CAGR (2003-2007F) = 25%

Advertising spending is expected to double by 2010 and exceed $10bn

Russia's advertising market enjoys high double-digit growth rates



Russian advertising market 2003-2007F
8
7
6
5
4
3
2
1
$2.9 bn
$3.9 bn
$5.0 bn
$6.0 bn
$7.1 bn
2003
2004
2005
2006F
2007F
volume

Source: Association of Communication Agencies of Russia (ACAR), February 2006

MEDIA MARKET - GROWTH DRIVERS

Advertising revenues as a % of GDP in 2005E

Russia	0.79%
USA	1.33%
Poland	1.4%
Czech Republic	1.44%
Hungary	2.28%

Source: ZenithOptimedia, December 2005

Russia's media advertising has yet to catch up with international levels



Advertising spending per capita in 2005E (USD)
600
500
400
300
200
100
USD 0
34
93
160
234
245
563
Russia
Poland
Czech Republic
Europe
Hungary
USA

RUSSIAN ADVERTISING MARKET TO DOUBLE BY 2010

Composition of the Russian advertising market in 2005, %


TV
46.5%
Other
0.4%
Other editions
10.3%
Magazines
11.6%
Newspapers
5.8%
Internet
1.2%
Outdoor
18.2%
Radio
6.0%

▪ Total volume - $5.01bn

Composition of the Russian advertising market in 2010F, %


TV
56.8%
Other
0.9%
Other editions
4.9%
Magazines
10.2%
Newspapers
4.3%
Internet
4.9%
Outdoor
13.5%
Radio
4.5%

▪ Total volume - $10.3bn

Source: Association of Communication Agencies of Russia (ACAR), November, February 2006

MEDIA BUSINESS: COMPANY'S TARGET ADVERTISING AUDIENCE

Composition of the Russian population

153.4 mln	Total population of Russia in 2004 + nonresidents
107.6 mln	Pensioners, children and rural population
25.2 mln	Urban population with incomes < $300 / month
6.7 mln	**Urban population with incomes of $300-$800 / month**
3.9 mln	**People with monthly incomes > $800**

Source: the Russian State Statistics Agency , 2002, 2004

The audience targeted by premium brands is only 3.9 million people!

MEDIA BUSINESS: KEY FACTS ABOUT RBC TV

The channel went live in September 2003 in cooperation with CNBC and CNN. RBC TV is the first and only Russian business television channel.


6
12
18

- Active broadcasting from 7 a.m. to 1 a.m.
- Program recaps from 1 a.m. to 7 a.m.

- Distribution: a combination of cable, satellite and terrestrial broadcasting;
- 57 mln: overall coverage:
  - 42 mln – Russia;
  - 15 mln – CIS and the Baltic States.

Content:

- 90% of content is dedicated to Russia;
- 10% is international coverage.

Programming:

- financial, stock market and general business news every 30 minutes;
- analytics, press digests, feature programs, expert commentaries, interviews with over 3.000 company chiefs a year.

MEDIA BUSINESS: RBC TV IS QUICKLY GAINING AUDIENCE

In terms of average viewing time, RBC TV comes 2nd after the largest national TV channel

Average viewing time (min/week)

Channel	Min/week
ORT	388
RBC TV	282
RTR	281
STS	220
NTV	219
TNT	214

Source: COMCON-Media, October 2004, November 2005

The weekly audience surged 32% in 1 year from October 2004 to November 2005

	Mln viewers		Growth
	2004	2005	
Daily audience (weekends)	1.340	1.596	19%
Daily audience (week-days)	1.680	2.086	24%
Weekly audience	3.094	4.073	32%
Monthly audience	-	4.844	-

MEDIA BUSINESS: RBC INTERNET BUSINESS

- Over 15 Internet resources with the combined audience of 12 mln unique visitors a month and 1.5 mln visitors a day
- The Company offers attractive business demographic and charges 10x advertising premium for reaching its users
- RBC's share is around 47% of the Internet spot advertising market in Russia
- Internet revenue is expected to reach $31.7m in 2005 and organically grow by at least 30% in 2006
- 88% of the Internet revenue comes from business sites and 12% from non-busines resources

	Category	Average no. visitors per day (ex weekends)	Main competitor	Average no. visitors per day (ex weekends)
Rbc.ru	Information agency	420,000	Vedomosti.ru	25,000
Utro.ru	Online newspaper	230,000	Lenta.ru	200,000
			Gazeta.ru	165,000
Rbcdaily.ru	Online business newspaper	65,000*	Vedomosti.ru	25,000
Quote.ru	Forex, stock market news	43,000*	Finam.ru	26,000
Autonews.ru	Auto/motor news	60,000	Auto.mail.ru	75,000
Anekdot.ru	Humor	70,000	Anekdotov.net	40,000

Source: mail.ru, (February-March 2006, approximation). * Company data

RBC HAS OVER 2300 ADVERTISERS ON THE INTERNET AND TV

- Car manufacturers & dealers
- Banks & financial organizations
- Real estate & construction firms
- Telecom & hi-tech companies
- B2B service providers
- Luxury goods producers
- Listed companies & bond issuers

Билайн
DELL
SAP
Allianz РОСНО
London Stock Exchange
THK-BP
MUSA MOTORS
GAZPROM
hp
Genser
CHRYSLER
Golden Telecom
Raiffeisen BANK
MITSUBISHI
NISSAN
Sun
NOKIA
М.Видео
ROSTELECOM
TROIKA DIALOG
CREDIT SUISSE
CITROËN

IT MARKET IN RUSSIA IS ONLY 2.1% OF GDP COMPARED TO 5.2% IN THE USA

IT market breakdown by sector in 2005



Hardware
& peripherals
66%
Software
13%
IT services
(IT consulting,
maintenance,
training, etc.)
21%

Source: IDC

IT market



13
12
11
10
9
8
7
6
5
4
3
2
1
34%
5.9
20%
7.1
27%
9.0
33%
12.0
2002
2003
2004
2005
volume, bn USD
increase, %

Source: IDC, Gartner, CNews



GOVERNMENT IT SPENDING IS A MAJOR DRIVING FORCE BEHIND IT GROWTH

State orders account for up to 20% of the total IT market.

Favorable macro encourages further investments in IT development in Russia.



State spending for IT programs
3.5
3
2.5
2
1.5
1
0.5
0
$0.8 bn
$1.7 bn
$2.3 bn
$3.0 bn
2003
2004
2005E
2006F
volume

Source: CNews, Russian Communication Ministry

IT BUSINESS: RBC'S POSITION

- RBC is ranked 10th on the iOne-2005 rating of leading software developers in Russia;
- Innovative solutions and software products;
- Over 480 IT professionals;
- Co-operation with leading foreign and Russian institutions: Microsoft, Intel, IBM, Oracle, Siebel, Thawte, Verisign, Documentum, Sun, Saba Learning, i2, RosNIIROS, HP, Dell, Cisco, Fujitsu-Siemens, Novell, Lucent and others.
- RBC's total customer base exceeded 300 clients in 2005

IT BUSINESS: CORPORATE SOLUTIONS

We provide a wide range of IT services for our clients

IT Services

R&D, Turnkey solutions, General software programming, Offshore programming, System integration, IT consulting

Solutions for:

Financial institutions, Transport / Logistics, Mass media, Oil and gas, Law firms, Government agencies

Breakdown of IT revenue, 2005E


Russian corporations
45%
Foreign clients
15%
Government contracts
40%

Revenue, $m	2003	2004	2005E
General programming	9,9	14,5	17,3
Offshore programming	4,8	6,5	4,2
System integration	2,3	4,9	8,4
Total	17,0	25.9	29.9

WE PROVIDE SOLUTIONS FOR A WIDE SPECTRUM OF CLIENTS

Russian State Statistics Committee
Russian State Customs Committee
Russian Railroad Ministry
Russian State Library
Golden Telecom
Electrolux
Russian Bank for Development
Evraz Group
Ministry for education and science of the Russian Federation
the Bolshoi Theatre
Kazkommertsbank
Bank TuranAlem
Russian Atomic Energy Ministry
Kamazleasing
Euroset
Hyundai
Federal Agency for Industrial Property
Russian Chamber of Commerce and Industry
Presidential Executive Office
the World Bank
Gazprom
LUKoil
the Moscow Kremlin
Rosbank
Ingosstrakh
Ministry for economic development and trade of the Russian Federation

STRATEGY





STRATEGY

- We plan to concentrate on the media business and possibly split-off the IT segment, when it reaches $100m of revenue
- We plan to grow our revenues by at least 30% CAGR over the next three-five years via organic growth of existing business, acquisitions and start-up projects
- We intend to maintain the leading position in the business information segment and simultaneously go beyond it in the niches relevant to our target audience of higher income population
- We want to gain higher penetration levels in Moscow and expand geographic coverage further into Russia and the CIS.






STRATEGIC MATRIX
REVENUE
REVENUE
Business news
Markets
International
IT
Auto
Real Estate
Travel
Luxury, etc.
...
Internet
rbc.ru rbcdaily.ru
quote .ru
rbcdaily.ru
cnews.ru
autonews.ru
realty.rbc.ru
tourist.ru
Print
RBC Magazine
Section in RBC Magazine
Section in RBC Magazine
Cnews Magazine
Section in RBC Magazine
Section in RBC Magazine
TV
Novosti Kompaniy
Rynki
Zarubezhny Biznes
C-News
Avtonovosti Avtoexpert
Nedvizhimost
GROWTH
Core business
RESOURCES
Information & analysis, researches, journalists, editors
Growing niche business

KEY PRIORITIES IN EACH SEGMENT

- **Internet:**
  - To maintain a leading position in Internet advertising in Russia and the CIS
  - Strengthen the leadership among business information resources in Russia/CIS
  - Branch out to niche Internet resources and charge premium rates for advertising
  - Broaden RBC's Internet audience through expansion into non-business Internet and attract new types of advertisers
- **TV:**
  - Increase market share and capitalize on the unmet demand for TV advertising time
  - To agree with Mostelecom to distribute RBC TV via its cable network in Moscow. This will increase RBC TV's penetration from 15% to 75% of Moscow but will require up to $50m investments to be utilized within 3 years
  - Increase coverage in the regions through diversified distribution channels and acquisition of local TV stations
  - Open a new non-business channel within two years to capture a broader audience
- **Print:**
  - Create a new range of advertising spaces for current and existing clients
  - Enlarge the audience through penetration into other segments (such as luxury) under alternate brand names
  - Launch new distribution channels for content
  - Supplement the Company's business and hi-tech magazines with one or more non-business magazines

FINANCIAL PROJECTIONS





INCOME STATEMENT (MLN USD)

	2004				2005E*				2006F**		
	Revenue	EBITDA	Net Profit		Revenue	EBITDA	Net Profit		Revenue	EBITDA	Net Profit
	$m	$m	$m	NPM	$m	$m	$m	NPM	$m	$m	$m
IT	25.9	6.48*	4.8*	19%	29.9	7.8	6.9	23%	75-80		
Media	36.7	15.78*	10.6*	29%	50.6	19.4	13.8	27%	60-65	50-55	35-40
TV	17.1	-2.46*	-5*	-	24.3	7.1	1.8	7%	30-35		
Total	79.7	19.8	10.4	13%	104.8	34.3	22.5	21%	170-178		

* based on management accounts in accordance with IFRS (unaudited)

** including IT acquisitions

Long-term: at least 30% revenue CAGR over the next three-five years via organic growth of existing businesses, acquisitions and start-up projects


REVENUE, EBITDA AND PROFIT AFTER TAX (MLN USD)
200
160
120
80
40
0
9.9
14.8
31.5
3.9
8.4
51.5
10.4
19.8
79.7
22.5
34.3
104.8
35-40
50-55
170-178
2002
2003
2004
2005E*
2006F**
Profit after tax
EBITDA
Total revenue
* based on management accounts in accordance with IFRS (unaudited)
** Including IT acquisitions

FINANCIAL STRATEGY

- In order to achieve strategic goals RBC will need to invest up to $200m within the next three years in acquisitions, new projects and increasing distribution channels for TV.
- Traditionally we were very conservative in using leverage and our net debt was negative in 2004 and 2005.
- Now we want to optimize our capital structure and are planning to use a combination of debt and equity to finance our investments.
- The current level of cashflow from operations will be comfortably sufficient to service our borrowings even if we fail to meet our growth targets.
- Our debt service ratio is set within 4 EBITDA limit and EBITDA interest coverage ratio is not lower than 2.
- Having more than $1bn of market capitalization provides us with significant refinancing tool in the following years.
- Split-off of the IT business may decrease the operational cashflow but will bring significant immediate cash to the Company, which will be used primarily to repay our debts.


FINANCIAL STRATEGY
Debt repayment schedule (including CLN)
120
100
80
60
40
20
0
110.4
6.7
1.7
1.7
100.4
CLN issue
2006
2007
2008
2009

TRANSACTION SUMMARY





TRANSACTION STRUCTURE



Investors
$$$
CLN
$$$
CLN
MDM Bank
ATON capital
$$$
CLN
$$$
CLN
Dresdner Bank
guarantee
guarantee
loan
RBC Information Systems
RBC Investments (Cyprus)
RBC-TV

- RBC Investments (Cyprus) - Borrower
- OJSC RBC Information Systems, CJSC RBC-TV - Guarantors
- MDM Bank, Aton Capital - Joint Lead Managers
- Dresdner Bank AG - Issuer, Original Lender and Facility Agent





TRANSACTION SUMMARY

- **Description of the notes**
  - Notes issued by Dresdner Bank AG under its EUR 4bn CLN programme providing the Noteholders with an enhanced spread in return for the Noteholders assuming the credit risk of the Reference Obligation
- **Reference obligation**
  - Loan Agreement under English law unconditionally guaranteed by two legal entities of RBC Group
- **Principal amount**
  - US$100 million
- **Maturity**
  - 3 years bullet
- **Put/call option**
  - In 2 years at par
- **Coupon**
  - Semiannual
- **Covenants**
  - Groups net financial debt to annual EBITDA not to exceed 4:1
  - Consolidated EBITDA to consolidated net interest payments not less than 2:1
  - Dividends restricted by 10% of net profit
  - Negative pledge
  - Limits on disposal of assets
  - Limits on transactions with affiliates
  - Limits on loans and guarantees issued
  - Other standard covenants
- **Other details**
  - Euroclearable, not listed

Thank you!

RBC Information Systems

www.rbc.ru

www.rbcinfosystems.ru

7 (495) 363-1111